UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934
(Amendment No.  )*

Zimmer Energy Transition Acquisition Corp.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
989570106
(CUSIP NUMBER)
Barbara Burger
Zimmer Partners, LP
9 West 57th Street, 33rd Floor
New York, NY 10019
(212) 440-0749
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 18, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   [  ].
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 989570106	13D

1	NAME OF REPORTING PERSONS Zimmer Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (1)
14	TYPE OF REPORTING PERSON* IA, PN

(1) Based on 34,500,000 shares of Class A Common Stock of Zimmer Energy Transition Acquisition Corp. (the “Issuer”) outstanding as of June 18, 2021, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 21, 2021.

CUSIP No. 989570106	13D

1	NAME OF REPORTING PERSONS ZP Master Utility Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (1)
14	TYPE OF REPORTING PERSON* CO

(1) Based on 34,500,000 shares of Class A Common Stock of the Issuer outstanding as of June 18, 2021, as reported in the Issuer’s Form 8-K filed with the SEC on June 21, 2021.

CUSIP No. 989570106	13D

1	NAME OF REPORTING PERSONS Zimmer Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (1)
14	TYPE OF REPORTING PERSON* HC, OO

(1) Based on 34,500,000 shares of Class A Common Stock of the Issuer outstanding as of June 18, 2021, as reported in the Issuer’s Form 8-K filed with the SEC on June 21, 2021.

CUSIP No. 989570106	13D

1	NAME OF REPORTING PERSONS Sequentis Financial LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (1)
14	TYPE OF REPORTING PERSON* HC, OO

 (1) Based on 34,500,000 shares of Class A Common Stock of the Issuer outstanding as of June 18, 2021, as reported in the Issuer’s Form 8-K filed with the SEC on June 21, 2021.

CUSIP No. 989570106	13D

1	NAME OF REPORTING PERSONS Stuart J. Zimmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (1)
14	TYPE OF REPORTING PERSON* HC, IN

(1) Based on 34,500,000 shares of Class A Common Stock of the Issuer outstanding as of June 18, 2021, as reported in the Issuer’s Form 8-K filed with the SEC on June 21, 2021.

Schedule 13D
Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Zimmer Energy Transition Acquisition Corp. (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 9 West 57th Street, 33rd Floor, New York, NY 10019.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.	Zimmer Partners, LP, a Delaware limited partnership (“Zimmer Partners”)

2.	ZP Master Utility Fund, Ltd., a Cayman Islands exempted company (“Master Utility”)

3.	Zimmer Partners GP, LLC, a Delaware limited liability company (“Zimmer GP”)

4.	Sequentis Financial LLC, a Delaware limited liability company (“Sequentis”)

5.	Stuart J. Zimmer

(b) The business address or address of the principal office, as applicable, of the Reporting Persons is:

9 West 57th Street
33rd Floor
New York, NY 10019

(c) Each of the Reporting Persons is engaged in the business of investing. The principal business of Zimmer Partners is serving as an investment manager to certain private investment funds and managed accounts, including Master Utility.  The principal business of Master Utility is investing in securities and serving as the sole member of ZETA Sponsor LLC (“ZETA Sponsor”), the Issuer’s sponsor.  The principal business of Zimmer GP is serving as the general partner of Zimmer Partners.  The principal business of Sequentis is to serve as a holding company for Mr. Zimmer's financial interests.  Sequentis serves as the sole member of Zimmer GP.  The principal business of Stuart J. Zimmer is serving as a member of Sequentis, along with the only other member, which is a trust for Mr. Zimmer’s benefit.  Mr. Zimmer also serves as the Issuer’s Chief Executive Officer and is the Chairman of the Issuer’s Board of Directors (the “Board”).

The directors of Master Utility are as follows: Mitchell Pressman, Andrew Linford, and Roisin Addlestone.  Master Utility does not have any officers.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the directors of Master Utility has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	Zimmer Partners – Delaware

2.	Master Utility – Cayman Islands

3.	Zimmer GP – Delaware

4.	Sequentis – Delaware

5.	Stuart J. Zimmer – United States

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 4 is incorporated herein by reference.

The shares of Class A Common Stock reported herein are directly held by Master Utility.  The source of funds used to purchase the units of the Issuer (“Units”) that include such shares of Class A Common Stock was the working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) of Master Utility.

The aggregate purchase price of the 3,500,000 Units of the Issuer (each Unit consists of one share of Class A Common Stock of the Issuer and one-third of one warrant (a “Public Warrant”), with each whole Public Warrant entitling the holder to purchase one share of Class A Common Stock at $11.50) held directly by Master Utility was $35,000,000.

Item 4.	Purpose of Transaction

The Issuer is a newly incorporated blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which will be referred to herein as the Issuer’s initial business combination (the “IBC”).  ZETA Sponsor is the Issuer’s sponsor.  Prior to the Issuer’s initial public offering, ZETA Sponsor purchased 10,062,500 shares of the Issuer’s Class B Common Stock (“Class B Common Stock”) for a per share price of approximately $0.002.  The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the IBC. In April 2021, ZETA Sponsor transferred 120,000 shares of Class B Common Stock in the aggregate to the Issuer’s three independent director nominees at their original purchase price.  On June 4, 2021, ZETA Sponsor surrendered 1,437,500 shares of Class B Common Stock to the Issuer for no consideration, resulting in a total of 8,625,000 shares of Class B Common Stock outstanding.  Other than the Issuer’s independent directors, ZETA Sponsor is currently the only holder of shares of Class B Common Stock, and until the completion of the IBC, only holders of shares of Class B Stock will be entitled to vote on the appointment of directors of the Issuer.

Letter Agreement

On June 15, 2021, ZETA Sponsor and the directors and officers of the Issuer (collectively the “Insiders”) entered into a letter agreement (the “Letter Agreement”) with the Issuer pursuant to which the Insiders agreed that if the Issuer fails to consummate its IBC within the time period set forth in the Issuer’s Amended and Restated Certificate of Incorporation (the “Charter”), the Insiders shall take all reasonable steps to cause the Issuer to (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, subject to lawfully available funds therefor, redeem 100% of the publicly traded shares of Class A Common Stock, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account, including interest earned on the funds held in the trust account and not previously released to the Issuer to pay income taxes (less up to $105,000 of interest to pay dissolution expenses), divided by the number of then outstanding shares of Class A Common Stock, which redemption will completely extinguish the rights of the holders of publicly traded shares of Class A Common Stock as stockholders of the Issuer (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Issuer’s remaining stockholders and the Board, liquidate and dissolve, subject in each case to the Issuer’s obligations under Delaware law to provide for claims of creditors and other requirements of applicable law. The Insiders also agreed not to propose any amendment to the Issuer’s Charter (i) that would modify the substance or timing of the Issuer’s obligation to redeem 100% of the publicly traded shares of Class A Common Stock if the Issuer does not complete an IBC within 24 months from the closing of the Issuer’s initial public offering or (ii) with respect to any provision relating to stockholders’ rights or pre-IBC activity, unless the Issuer provides such stockholders with the opportunity to redeem their shares of Class A Common Stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (net of permitted withdrawals), divided by the number of then-outstanding shares of Class A Common Stock.

The Insiders further agreed pursuant to the Letter Agreement to (i) waive their redemption rights with respect to any of their shares of Class B Common Stock and Class A Common Stock in connection with an IBC, (ii) to waive their redemption rights with respect to any Class B Common Stock and Class A Common Stock in connection with a stockholder vote to approve an amendment to the Issuer’s Charter (A) that would modify the substance or timing of the Issuer’s obligation to provide holders of shares of Class A Common Stock the right to have their shares redeemed in connection with the IBC or to redeem 100% of the shares of the publicly traded Class A Common Stock if the Issuer does not complete its IBC within 24 months from the closing of the Issuer’s initial public offering or (B) with respect to any other material provisions relating to the stockholders’ rights or pre-IBC activity.  Further, pursuant to the Letter Agreement, the Insiders agreed that if the Issuer seeks shareholder approval of a proposed IBC, then in connection with such proposed IBC, the Insiders will vote their Issuer securities in favor of such proposed IBC and not redeem any Issuer securities owned by them in connection with such shareholder approval.

Pursuant to the Letter Agreement, the Insiders also agreed not to transfer, assign or sell (i) any of their shares of Class B Common Stock (which automatically convert to shares of Class A Common Stock at the closing the IBC) until the earlier of (A) one year after the completion of the IBC and (B) subsequent to the IBC, (x) if the closing price of the shares of Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the IBC, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s public stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property, and ZETA Sponsor agreed not to transfer, assign or sell (ii) any of the Private Placement Warrants (as defined below) or shares of Class A Common Stock acquired upon exercise of the Private Placement Warrants until 30 days after the completion of the IBC.  Further, during the period commencing on the effective date of the underwriting agreement for the Issuer’s initial public offering and ending 180 days after such date, the Insiders agreed not to transfer any Units, shares of common stock of the Issuer, warrants or any other securities convertible into or exercisable for or exchangeable for shares of the Issuer without the prior written consent of the representatives of the underwriters, subject to certain exceptions.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.

Initial Public Offering Purchases and Private Placement

On June 18, 2021, Master Utility purchased 3,500,000 Units for $10.00 per Unit in the Issuer’s initial public offering.  Also on June 18, 2021, simultaneously with the closing of the Issuer’s initial public offering, ZETA Sponsor purchased 10,550,000 warrants to purchase shares of Class A Common Stock of the Issuer (the “Private Placement Warrants”) in a private placement with the Issuer for $1.00 per Private Placement Warrant.  The Public Warrants and the Private Placement Warrants (together, the “Warrants”) are substantially similar, except that if held by ZETA Sponsor or its permitted transferees, the Private Placement Warrants (i) may be exercised for cash or on a cashless basis, (ii) are not subject to being called for redemption under certain redemption scenarios (except in certain redemption scenarios when the price per share of Class A Common Stock equals or exceeds $10.00 (as adjusted)), (iii) subject to certain limited exceptions, will be subject to transfer restrictions until 30 days following the consummation of the IBC and (iv) will be entitled to registration rights. If the Private Placement Warrants are held by holders other than ZETA Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Issuer under all redemption scenarios and exercisable by holders on the same basis as the Public Warrants.

Each whole Warrant entitles the holder thereof to purchase one share of Class A Common Stock at a price of $11.50, subject to adjustment. Only whole Warrants are exercisable. The Warrants will become exercisable on the later of (a) 30 days after the completion of the IBC or (b) 12 months from the closing of the Issuer's initial public offering. The Warrants will expire five years after the completion of the IBC or earlier upon redemption or liquidation.  The terms of the Warrants are described in the Warrant Agreement, dated June 15, 2021, by and between the Issuer and Continental Stock Transfer & Trust Company (the “Warrant Agreement”).

The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant Agreement, which is incorporated by reference as Exhibit 99.3, and is incorporated herein by reference.

Forward Purchase Agreement

On June 11, 2021, Master Utility entered into a Forward Purchase Agreement with the Issuer (the “Forward Purchase Agreement”) pursuant to which Master Utility agreed to purchase 10,000,000 units of the Issuer (the “Forward Purchase Units”) at a price of $10.00 per unit for an aggregate purchase price of $100,000,000, with each unit to consist of one share of Class A Common Stock and one-third of one warrant (a “Forward Purchase Warrant”) to purchase one share of Class A Common Stock at $11.50, in a private placement transaction to close concurrently with the closing of the IBC.  The terms of the Forward Purchase Warrants will be the same as those for the Private Placement Warrants and are governed by the Warrant Agreement.

Pursuant to the Forward Purchase Agreement, Master Utility agreed to vote any shares of Class A Common Stock owned by it in favor of an IBC proposed by the Issuer and granted the Issuer a limited irrevocable power of attorney to effect such vote on behalf of Master Utility if Master Utility fails to vote any shares of Class A Common Stock owned by it in favor of a proposed IBC.  In addition, Master Utility agreed that it will not engage in any Short Sales (as defined in the Forward Purchase Agreement) with respect to any securities of the Issuer prior to the closing of the IBC. The Forward Purchase Agreement will terminate if the IBC is not consummated within 24 months from the closing of the Issuer’s initial public offering, or such later date as may be approved the Issuer’s stockholders in accordance with the Issuer’s Charter.

The foregoing description of the Forward Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Forward Purchase Agreement, which is incorporated by reference as Exhibit 99.4, and is incorporated herein by reference.

Working Capital Loans

In order to finance transaction costs in connection with an intended IBC, ZETA Sponsor may, but is not obligated to, loan the Issuer funds as may be required. If the Issuer completes an IBC, the Issuer would repay such loaned amounts out of the proceeds of the trust account released to the Issuer. Otherwise, such loans would be repaid only out of funds held outside the trust account. In the event that the IBC does not close, the Issuer may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into private placement warrants of the post-IBC entity (“Working Capital Warrants”), at a price of $1.00 per Working Capital Warrant at the option of the lender. The Working Capital Warrants would be identical to the Private Placement Warrants issued to ZETA Sponsor.

Registration Rights Agreement

On June 15, 2021, ZETA Sponsor, Master Utility and the Issuer’s independent directors (collectively, the “RRA Parties”) entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”) pursuant to which the RRA Parties will be entitled to certain registration rights for (a) shares of Class A Common Stock issued or issuable upon the conversion of any shares of Class B Common Stock, (b) the Private Placement Warrants (including any shares of Class A Common Stock issued or issuable upon the exercise of any such Private Placement Warrants), (c) any outstanding share of Class A Common Stock or any other equity security (including, without limitation, the shares of Class A Common Stock issued or issuable upon the exercise of any other equity security, units comprising shares of Class A Common Stock and warrants, and warrants) of the Issuer held by a holder from time to time, (d) any Working Capital Warrants (including the shares of Class A Common Stock issued or issuable upon the exercise of any such Working Capital Warrants), and (e) any other equity security of the Issuer issued or issuable with respect to any such share of Class A Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization.

Following the date of the IBC, Master Utility and the holders of at least 20% in interest of the then-outstanding number of the registrable securities covered by the Registration Rights Agreement will be entitled to make up to three registration demands, not including short form registration demands.  In addition, subject to limitations described in the Registration Rights Agreement, if a majority-in-interest of the demanding holders advise the Issuer as part of their demand registration that the offering of registrable securities shall be in the form of an underwritten offering, then the right of such demanding holders to include their registrable securities in such registration shall be conditioned upon such holders’ participation in such underwritten offering and the inclusion of such holders’ registrable securities in such underwritten offering.  Further, the RRA Parties will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the IBC.

The Registration Rights Agreement provides that the Issuer will not permit any registration statement filed to become effective until termination of the lock-up periods applicable to the securities covered by the Registration Rights Agreement.  The Registration Rights Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of the Registration Rights Agreement or (ii) the date as of which (A) all of the registrable securities have been sold pursuant to a registration statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 174 thereunder (or any successor rule promulgated thereafter by the Securities and Exchange Commission)) or (B) the holders of all registrable securities are permitted to sell the registrable securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.5, and is incorporated herein by reference.

Stuart J. Zimmer serves as the Issuer’s Chairman of the Board and Chief Executive Officer.  Jonathan Cohen, an employee of Zimmer Partners, serves as the Issuer’s Chief Financial Officer and is a director on the Board.  William F. Sloan, an employee of Zimmer Partners, serves as the Issuer’s President.
The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

Item 5.	Interest in Securities of the Issuer

The information in Item 4 is incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  The percentages of shares of Class A Common Stock reported to be beneficially owned by the Reporting Persons are based on 34,500,000 shares of Class A Common Stock outstanding following the closing of the Issuer’s initial public offering and exercise of the option to purchase Units by the underwriters of the Issuer's initial public offering on June 18, 2021, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 21, 2021.

Zimmer Partners is the investment manager of Master Utility, and pursuant to an investment management agreement, Zimmer Partners exercises voting and investment power over the securities of the Issuer held by Master Utility and thus may be deemed to beneficially own the securities of the Issuer held by Master Utility.  Zimmer GP, as the general partner of Zimmer Partners, Sequentis, as the sole member of Zimmer GP, and Stuart J. Zimmer, as a member of Sequentis, along with the only other member, which is a trust for Mr. Zimmer’s benefit, may be deemed to beneficially own the securities of the Issuer held by Master Utility.

Master Utility may be deemed to exercise voting and investment power over and have beneficial ownership of the securities of the Issuer held by ZETA Sponsor as the sole member of ZETA Sponsor. As noted above, Zimmer Partners is the investment manager of Master Utility. As a result of the investment management agreement with Zimmer Partners described above, Zimmer Partners may be deemed to have voting and investment power over the securities of the Issuer held by ZETA Sponsor. Zimmer Partners GP, as the general partner of Zimmer Partners, Sequentis, as the sole member of Zimmer GP, and Stuart J. Zimmer, as a member of Sequentis, along with the only other member, which is a trust for Mr. Zimmer’s benefit, may be deemed to exercise voting and investment power over and have beneficial ownership of the securities of the Issuer held by ZETA Sponsor due to their relationship with Master Utility.

(c) The disclosure in Item 4 is incorporated herein by reference.  Except as disclosed in this Schedule 13D, there have been no transactions in shares of Class A Common Stock by the Reporting Persons within the past 60 days.

(d) The disclosure in Item 2 and Item 4 is incorporated herein by reference.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 4 is incorporated herein by reference.

The Letter Agreement is incorporated by reference as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

The Warrant Agreement is incorporated by reference as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

The Forward Purchase Agreement is incorporated by reference as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

The Registration Rights Agreement is incorporated by reference as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material To Be Filed as Exhibit

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.2
     Letter Agreement, dated June 15, 2021, by and among Zimmer Energy Transition Acquisition Corp., ZETA Sponsor LLC and each of the officers and directors of Zimmer Energy Transition Acquisition Corp. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 21, 2021).

99.3
     Warrant Agreement, dated June 15, 2021, by and between Zimmer Energy Transition Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 21, 2021).

99.4
      Forward Purchase Agreement, dated June 11, 2021, by and between Zimmer Energy Transition Acquisition Corp. and ZP Master Utility Fund, Ltd. (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 21, 2021).

99.5
      Registration Rights Agreement, dated June 15, 2021, by and among Zimmer Energy Transition Acquisition Corp., ZETA Sponsor LLC and certain other security holders (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 21, 2021).

Signatures
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 25, 2021

Zimmer Partners, LP

By: Zimmer Partners GP, LLC, its general partner

By: /s/ Barbara Burger
Barbara Burger
Authorized Signatory

ZP Master Utility Fund, Ltd.

By: Zimmer Partners, LP, its investment manager
By: Zimmer Partners GP, LLC, its general partner
By: /s/ Barbara Burger
Barbara Burger
Authorized Signatory

Zimmer Partners GP, LLC By: Sequentis Financial LLC, its Sole Member

By: /s/ Stuart J. Zimmer
Stuart J. Zimmer
Director

Sequentis Financial LLC

By: /s/ Stuart J. Zimmer
Stuart J. Zimmer
Director

/s/ Stuart J. Zimmer
Stuart J. Zimmer

Exhibit 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the Class A Common Stock, par value $0.0001 per share, of Zimmer Energy Transition Acquisition Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
EXECUTED as of this 25th day of June, 2021.
Zimmer Partners, LP

By: Zimmer Partners GP, LLC, its general partner

By: /s/ Barbara Burger
Barbara Burger
Authorized Signatory

ZP Master Utility Fund, Ltd.

By: Zimmer Partners, LP, its investment manager
By: Zimmer Partners GP, LLC, its general partner
By: /s/ Barbara Burger
Barbara Burger
Authorized Signatory

Zimmer Partners GP, LLC By: Sequentis Financial LLC, its Sole Member

By: /s/ Stuart J. Zimmer
Stuart J. Zimmer
Director

Sequentis Financial LLC

By: /s/ Stuart J. Zimmer
Stuart J. Zimmer
Director

/s/ Stuart J. Zimmer
Stuart J. Zimmer